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Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com

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July 5, 2006


Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

           Attn:     Mr. H. Christopher Owings


           Re:       FTS Group, Inc.
                     Registration Statement on Form SB-2
                     Filed May 2, 2006
                     File Number: 333-133749
                     Form 10-KSB for the fiscal year ended December 31, 2005 Form 10-QSB for fiscal quarter ended March 31, 2006 File No. 0-24829


Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Registration Statement No. 333-133749, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated May 26, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.       We note a press release dated January 19, 2006 announcing
                 David Rasumssen as your new chief operating officer. It is unclear why you did not filed an Item 5.02 Form 8-K with respect to this event. Please advise.

Response 1.      The Company filed a Form 8-K filed regarding this event on
                 June 7, 2006.

Registration Statement on Form SB-2

Comment 2.       We note that you are registering the resale of common shares by selling shareholders who obtained shares of common stock and warrants in a private placement transaction. We also note in the first paragraph on page 14 that you do not currently have enough authorized shares of common stock to issue all of the shares on this registration statement. Please provide us with your analysis therefore of whether the sale of common shares is complete. Please also describe in appropriate sections of the registration statement the impact upon the warrant holders in the event that the increase in authorized shares is not approved.

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Response 2.      The Company believes the sale of the private securities is complete. The securities have all been sold, the compensation has been paid and the investors are not empowered to change the terms of the securities. The Company acknowledges that it does not have adequate shares to fully convert the shares of preferred stock outstanding if all of the warrants are also fully exercised. However, the Company currently has a proxy on file with the SEC to ask shareholders to approve an increase in authorized shares. The Company had initially intended for the shareholder vote to occur in April 2006, however a Staff review of the proxy has required the Company to significantly lengthen the date that the Meeting will occur. The Company believes it is extremely likely that the shareholders will approve the increase in authorized shares. However, if the Company can not increase its authorized shares, the warrant holders will likely utilize a cashless exercise feature to exercise the warrants which will require the Company to issue less shares. Alternatively, if the Company does not have adequate shares, the Company might consider negotiating an alternative form of compensation to investors in exchange for the warrants. For example, the Company might issue preferred stock with rights and preferences similar to that of common stock until such time as the Company has more common stock available. The Company hopes to hold the Meeting of the Stockholders as soon as possible. The Company respectfully requests that it delay adding disclosure regarding the impact of a shareholder vote not occurring until it is closer to resolving all comments by the Staff. At that time, it is possible that the shareholders may have voted and the issue will be resolved.


Comment 3.       Please revise your disclosure throughout your prospectus to clarify what common stock is being registered. For instance, in the fee table or a footnote to the fee table and in the Selling Shareholders section, please clearly identify what shares of common stock are issuable upon the exercise of the warrants and conversion of the notes. Specify the warrants and notes to which you refer, the exercise and conversion prices and any other material terms.


Response 3.      The Company has made the changes requested by the Staff.


Comment 4.       We note a press release dated October 5, 2005 regarding a
                 share spin-off of FTS Wireless, Inc. Please revise the disclosure in the document as appropriate to address the current plans if any for the spin-off.

Response 4.      The Company is currently evaluating the feasibility and
                 process of a potential spin-off as described in its press release dated October 5, 2005. At this time, the Company does not have any additional information to provide regarding the possibility of spinning off one or more of its operating subsidiaries.

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Registration Statement Facing Page

Comment 5.       Please add an entry indicating that securities are being
                 offered on a delayed or continuous basis pursuant to Rule 415.
                 See interpretation D.36 of the Manual of Publicly Available
                 Telephone Interpretations (July 1997) and Form S-I to review the disclosure that you should include.

Response 5.      The Company has added an entry indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

Risk Factors, page 4

Comment 6.       Please add a risk factor discussing the fact that you
                 currently do not have enough authorized shares of common stock to issue all the shares on this registration statement. Please also quantify the number of shares authorized and the amount currently issued and outstanding.


Response 6.      The Company has added the risk factor requested by the Staff.


Comment 7.       In order for investors to understand the magnitude of the
                 risks in your risk factors, to the extent practicable please quantify the following:

                  o Your reliance on third party vendors in the risk factor "We depend on third party vendors and if we are not able to secure..." on page 7;

                  o Your revenues earned based on agreements with cellular and satellite service providers in the risk factor "We earn revenues based on agreements with cellular and satellite service..." on page 7; and

                  o Your reliance on revenue from your products that rely on third party networks to operate in the risk factor "We sell products that rely on third party networks to operate..." on page 8.


Response 7.      The Company has made the changes requested by the Staff.


We only recently acquired our operating unit and have been selling wireless..., page 5

Comment 8.       Please specify the percent of revenues derived from your
                 retail wireless operations.


Response 8.      The Company has made the changes requested by the Staff.


Our stock price is volatile and you may not be able to sell your shares..., page
6

Comment 9.       We note that your common stock is highly volatile and has
                 experienced and is likely to experience significant price and volume fluctuations. Please specify the price and volume fluctuation ranges of your common stock for the past six months.


Response 9.      The Company has added the information requested by the Staff.


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Use of Proceeds, page 8

Comment 10.      Please indicate the amount you will receive if all the
                 warrants are exercised.

Response 10.     If all of the warrants that are part of this offering are
                 exercised, the Company will receive $1,950,396.20. This information has been added to the Use of Proceeds section.

Selling Security Holders, page 8

Comment 11.      Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.


Response 11.     The Selling Shareholders, except for Olympus Securities, have informed the company that they are not broker-dealers. The
                 Company has identified Olympus Securities as an underwriter.


Comment 12.      For each selling stockholder that is an affiliate of a
                 broker-dealer, disclose if true that:

                  o The selling stockholder purchased the shares in the ordinary course of business, and

                  o At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Response 12.     The Company has made the changes requested by the staff.

Description of Securities, page 14

Comment 13.      Please advise or revise your disclosure to reflect that the one million Series B shares were outstanding as of April 28, 2006, not 2005. We refer you to the paragraph heading, Authorized Capital.

Response 13.     The Company has changed the date to 2006.

Description of Business, page 15

Comment 14.      We are not able to access the www.satphonecentral.com you
                 reference in the second paragraph on page 16. Please confirm this website is fully operational and the length of time this website has been conducting business. If the website is not presently operating, please revise your filing to reflect the present status of this website.

Response 14.     This website is not operational and the Company has removed the reference to it.

Comment 15.      We note only a limited offering of ring tones and wallpaper on your website www.cellchannel.com. Please tell us if you charge fees for the product and service offerings and how this website serves your current business model. If the website has not generated revenue, please disclose why not, if and when you expect it to generate revenue.

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Response 15.     CellChannel.com offers users access to ring tone software that allows users to create as many ring tones as they like, free of charge. Currently the company uses the site to provide value to its retail customer base. The Company directs approximately 1,000 retail customers per month to the site.
                 The Company believes this offering attracts customers because wireless carriers charge on average $2 or more per ring tone.

Comment 16.      Please provide support for your statement that you develop, invest in and acquire "cash-flow positive businesses and viable business projects."

Response 16.     The Company's goal since 2002 has been to "develop, invest-in or acquire cash-flow positive businesses and viable business projects." To date the Company has developed several retail wireless businesses in the gulf coast market of Florida. The
                 Company owns stock in Vidyah, a third party. The Company recently acquired See World Satellites, Inc., a company producing strong cash flow for years. The Company has disclosed this information in its SEC filings including the SB-2.

Comment 17.      Please expand and revise your business section to help
                 investors understand the nature of your business and major sources of revenue. For instance, you should specify whether significant amounts of your revenue are derived from the sale of specific products or services on either the "bricks" or "clicks" side of your business. You mention that you sell
                 Metro PCS wireless handsets and service plans on page 17, but it is unclear how significant this is to your business. Also, when you discus products and services throughout your business section, you should elaborate on the types of products and services offered. As one example, we note on page 17 that you resell products and services from other NVNOs, but it is unclear what products and services you resell. Please revise throughout this section.

Response 17.     The Company has expanded the business section as requested by the Staff.

The Market for our Products and Services, page 16

Comment 18.      We note the disclosure in the second paragraph of this
                 section. Please revise your disclosure to elaborate on the increase in wireless subscribers. Specify the wireless subscribers to which you are referring. Indicate the number of subscribers you currently have and the turnover rate for your subscribers. Also, specify the market share you claim to be gaining and the niche sectors of the industry in which you have targeted your marketing and product mix.


Response 18.     The Company has made the changes requested by the Staff.


Comment 19.      Please provide us a copy of the Cellular Telecommunications &
                 Internet Association wireless industry survey released in June
                 2005 and the trends study from Deloitte Research. Please clearly mark the sections of the reports that support the statistics mentioned. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.

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Response 19.     The Company has complied with the Staff's request.

Competition, page 17

Comment 20.      Your disclosure is too generic for investors to understand your competition business position. Please revise your disclosure to discuss the specific markets in and services for which you compete.

Response 20.     The Company has made the changes requested by the Staff.

Management's Discussion and Analysis or Plan of Operation, Page 19

Comment 21.      Here or in another appropriate section of the registration statement, please describe the transactions in which the selling shareholders acquired their common shares, warrants and notes that are listed in the footnotes to the selling security holders table on pages 9-10.

Response 21.     The Company has included a description of the transaction in the Management's Discussion and Analysis or Plan of Operation section under the heading, "Financings."

Comment 22.      Please discuss whether you expect revenues, operating
                 expenses, etc. to increase, decrease, or remain constant, and explain why. Similarly, please identify and discuss any industry trends or uncertainties that will impact your revenues, costs, etc. For example, in a press release dated
                 April 18, 2006, we note that you are currently engaged in negotiations with several privately held organizations seeking to be acquired. See SEC Release No. 22-8350 and Item 303 of
                 Regulation S-B.

Response 22.     The Company currently expects operating expenses to remain relatively consistent with the levels experienced during the first quarter of 2006. The Company is not aware of industry trends or uncertainties that should effect the operating results during the next quarter or two. The Company is in acquisition discussions with several privately-held companies but at this point they are only preliminary discussions.

Comment 23.      We note several press releases discussing your trends and
                 financial condition. Specifically, we note the press release dated January 3, 2006 which discusses your acquisition of See
                 World Satellites, Inc. Please include the forecast information set forth in the press release. For example, the press release states that you expect the acquisition to increase 2006 revenue by $5.5 to $7 million dollars. The press release also states that you expect the acquisition to immediately expand
                 FTS Wireless operations with new markets. This and other similar information in your press releases are the types of information that appropriately belong in your registration statement. Please revise.

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Response 23.     The Company's revenue forecasts and guidance published in the
                 January 3, 2006 press release reference by the Staff are based on the 2005 proforma results already reported in an 8-K dated March 3, 2006. The Company expects the acquisition of See World Satellite to open new markets for both companies by introducing DISH satellite products and services in the Florida market through FTS Wireless, Inc. and offering Sprint and Cingular products and services to the customer base of See World Satellites in Indiana, Pennsylvania.

Comment 24.      Please expand your discussion and analysis to discuss each separate element of revenue and costs of goods sold that significantly impacted your operations for the comparative periods. For example, please disclose how much of the recent revenue increase is attributable to activation, long distance, roaming or other service fees, new products or service offerings and changes in your pricing structure. Please also disclose why there was a material change in the relationship between costs and revenues. We note that you experienced an increase in gross profit in 2005 in comparison to 2004;
                 however, you experienced a 12% decrease in the gross margin rate over the same comparative period. See Item 303(b)(1) of Regulation S-B.

Response 24.     The Company has made the changes requested by the Staff.

Comment 25.      Please expand your disclosure to help investors understand the reasons for the changes in your results of operations. For instance, when discussing why sales revenue increased in 2005, you should specify how the acquisition, development of new stores and opening of new retail outlets specifically contributed to the increase. If specific services or products contributed to the increase, you should specify what those services and products were. As another example, when discussing the reasons for your net loss in 2005, you should elaborate on the reasons why consulting fees and financing-related expenses were lower. Please revise throughout this section.

Response 25.     The Company has made the changes requested by the Staff.

Liquidity and Capital Resources, page 20

Comment 26.      Please describe the underlying reasons that created material changes in your working capital. For example, current assets were largely affected by cash and prepaid expenses increases of over 1,000% in 2005 in comparison to 2004. Current liabilities were affected by an accounts payable increase of 80% and certain notes payable decreases of 100% for the same comparable periods. See Item 303(b)(1)(i) of Regulation S-B.

Response 26.     The Company has made the changes requested by the Staff.

Comment 27.      Please specify whether you will be able to fulfill your cash obligations within the next twelve months. Also, specify that your auditors expressed substantial doubt about your ability to continue as a going concern.

Response 27.     The Company has made the changes requested by the Staff.

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Comment 28.      Please expand your disclosure regarding the equity line of credit with Dutchess Private Equities Fund to discuss material terms and impact of the equity line on your business. Also, clarify, if true, that the equity line of credit has closed.


Response 28.     The Company canceled the equity line on December 30th, 2005.
                 The Company has disclosed the status of the equity line in the SB-2.


Subsequent Events, page 20

Comment 29.      We note that as part of the acquisition of See World
                 Satellites, Inc., you issued one million shares of preferred stock to Richard Miller. Please clarify who Richard Miller is and what relation he has to See World Satellites.

Response 29.     Richard Miller is the former owner of See World Satellites,
                 Inc. He continues to serve as an employee of the Company. The
                 Company has added this disclosure to the SB-2.

Comment 30.      Please explain the business purpose of the See World
                 Satellites, Inc. acquisition. Explain how the acquisition adds value to your company and will allow you to fulfill payment on your note obligations. Also, please revise to clarify that you acquired See World Satellites, Inc. on January 3, 2006 and not
                 January 3, 2005.

Response 30.     The Company acquired See World Satellites, Inc. on January 3,
                 2006, based on See World's profitable operating history among other factors. See World Satellites, Inc. generated operating income of $930,290 during fiscal 2005 after owner/shareholder withdrawals of $537,189. The Company perceived the $5.5 million purchase price as an attractive valuation of a very profitable company. Also, See World has a long term business relationship with EchoStar/DISH Network. The Company believes
                 FTS Wireless will benefit in terms of increased profits and sales by offering its retail customers DISH Network products and services thereby leveraging this new relationship.

Critical Accounting Policies and Estimates, page 21
Cash and Cash Equivalents, page 21

Comment 31.      Please confirm that securities with an original maturity of three months or less are cash and cash equivalents. To the extent that the original maturity is not three months or less, these amounts should be excluded from cash and cash equivalents classification.

Response 31.     The Company confirms that securities with an original maturity of three months or less would be classified as cash and cash equivalents and that to the extent the original maturity is not three months or less, these amounts would be excluded from cash and cash equivalents classification. For all periods presented herein, cash and cash equivalents balances currently consist of cash only.

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Certain Relationships and Related Transactions, page 22

Comment 32.      Please tell us how you accounted for the issuances of related party notes and restricted shares. It is not clear if issuing restricted stock `relating to the loan agreements' discloses that you issued restricted shares in partial or complete extinguishment of the notes. Tell us if you modified the original terms of the loans on issuance of the restricted shares or if cash, shares or a combination of consideration was issued as consideration to partially or completely extinguish the notes. Please disclose if a note is paid in full or the amount outstanding as of your balance sheet date.

Response 32.     During June 2004, the Company entered into a note agreement with its then Chief Financial Officer, Linda Ehlen. Ms. Ehlen extended a loan to the Company for $61,200 bearing interest of 8% per annum and a face amount premium of 20%, or $12,240. The note also included a stipulation that this related party would receive 307,000 shares of common stock as an inducement for providing the financing. The proceeds of $61,200 were allocated $43,200 to notes payable and $18,000 to the value of the common stock to be issued, based on their relative fair values. The difference between the amount to be repaid of $73,440 and the $43,200 represents a debt discount in the amount of $30,240 which was recorded by the Company. This amount was amortized over the life of the loan. For the year ended December 31, 2004, the Company had amortized $13,829 leaving an unamortized debt discount of $16,411 at December
                 31, 2004. Unpaid principal remained at December 31, 2004 in the amount of $63,440 for a net balance due of $47,029. This loan was paid in full and the debt discount fully amortized during 2005.

                 During September 2004, the Company entered into a note agreement with its Chief Executor Officer, Scott Gallagher. Mr. Gallagher extended a loan to the Company for $125,000 bearing interest of 8% per annum and a face amount premium of 20%, or $25,000. The note also included a stipulation that this related party would receive 625,000 shares of common stock as an inducement for providing the financing. The proceeds of $125,000 were allocated $88,235 to notes payable and $36,765 to the value of the common stock to be issued, based on their relative fair values. The difference between the amount to be repaid of $150,000 and the $88,235 represents a debt discount in the amount of $61,765 which was recorded by the Company. This amount was amortized over the life of the loan. For the year ended December 31, 2004, the Company had amortized $28,245 leaving an unamortized debt discount of $33,520 at December 31, 2004. Unpaid principal remained at December 31, 2004 in the amount of $98,242 for a net balance due of $64,722. This loan was paid in full and the debt discount fully amortized during 2005. Additional funds of $8,800 were advanced by and repaid to Scott Gallagher during the course of the year in 2004.

                 During the quarter ended September 30, 2005, Mr. Gallagher advanced additional funds totaling $70,661 to the Company. During the fourth quarter, these advances were converted to a note with an interest rate of 20% per annum. The note must be repaid by August 2007. Mr. Gallagher was issued 1,000,000 shares of restricted stock as inducement for providing this financing

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Financial Statements, page F-1

Comment 33.      Please update your financial statements to include the next interim period. See Rule 310(g) of Regulation S-X. Please also update your management's discussion and analysis for the additional interim period.

Response 33.     The Company has made the changes requested by the Staff.


Consolidated Balance Sheets, page F-3

Comment 34.      We note the sum of common shares outstanding and potentially issuable exceeds the 150 million common shares currently authorized. Please tell us if settlement of outstanding warrants is within your control and if these instruments should be classified as permanent equity, temporary equity, asset or liability. See paragraph 19 of EITF 00-19. In your response please include a detailed explanation that supports your current accounting treatment including classification and measurement. Include all applicable accounting pronouncements to support your conclusion. Also, please tell us if you are required to obtain shareholder approval to increase your authorized shares in order to net share settle or physically settle the outstanding warrants and convertible notes.

Response 34.     The settlement of outstanding warrants is not currently within the Company's control as defined in paragraph 19 of EITF
                 00-19. However, the Company's Chief Executive Officer, Scott
                 Gallagher, currently holds 11,581,451 shares as of the date of this SB-2 filing, which he will agree to make available for return, should the need arise before the recent Proxy filed
                 June 7, 2006 for an increase in authorized shares up to 855,000,000 can be put into effect. When considering Mr.
                 Gallagher's shares, the settlement of outstanding warrants is within control of the Company. In addition, no Put feature is contained in the contract relative to the warrants. Therefore, based on the contents of FAS-150, EITF 00-19 and various articles on same, the warrants are classified as a component of permanent equity.

                 The warrants were issued in conjunction with a funding arrangement in which convertible promissory notes with an original issue discount of 21%, and common stock of the Company were also issued. The Company calculated fair value of the stock based on current market price and fair value of the warrants using Black-Scholes pricing model. Total proceeds from the funding were then allocated among debt and equity based on their relative fair values.

                 Yes, shareholder approval is required to increase the authorized shares, hence the filing of the Proxy on June 7, 2006.

Consolidated Statements of Operations, page F-4

Comment 35.      We note that you generate revenue from various sources
                 including satellite handsets, cellular accessories, Wi-Fi access equipment, cellular activations and service plans;
                 satellite television activation and installations and regional service for Wi-Fi and Dish Networks, Inc. Please advise or revise your presentation to separately present revenue and cost of sales for products, services, rentals and other to the extent that each class is 10% or more of the sum of these items for any period presented. See Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

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Response 35.     As of the December 31, 2005 period covered in the 10-KSB, the acquisition of See World Satellites, Inc. had not yet taken place. Therefore the revenue and related cost of sales is appropriately reported as a single line item for each. A separate presentation of revenue and related cost of sales does become necessary after the acquisition. Therefore, this issue is addressed in answer to item 64 by way of incorporating it into the 10-QSB for March 31, 2006.


Comment 36.      We note that you incurred an impairment loss in 2004. Please revise your financial statements to include the loss as part of the operating loss. See SFAS 144.

Response 36.     The Company has made the changes requested by the Staff.

Consolidated Statements of Cash Flows, page F-6

Comment 37.      Please advise or revise your statement to exclude restricted cash from cash and cash equivalents in the statement of cash flows. In your response please tell us the nature of the underlying restriction to support your revised characterization and classification. See the speech by Christine Q. Davine at the 1996 Twenty-Thrid Annual National
                 Conference on Current SEC Developments at www.sec.gov.

Response 37.     The Company has added a line item in the investing section of the revised statements of cash flows to account for the restricted cash.

Notes to Consolidated Financial Statements, page F-7

1. Summary of Significant Accounting Policies, page F-7

Comment 38.      Please include a policy note that describes the provisions for the restricted cash including if it is internally, contractually or legally restricted; the limitations on withdrawal or usage and the period of restriction, as applicable. See Rule 5-02.1 of Regulation S-X.

Response 38.     Restricted cash of $560,000 represents funds held in escrow by
                 Grushko & Mittman to be utilized at the closing of the acquisition of See World Satellites in January 2006. The source of the funds was the December 2005 issuance of promissory notes designed for the purpose of raising funds for this acquisition. The funds are contractually restricted and to be remitted directly towards settlement of the acquisition.

Comment 39.      Please revise your filing to disclose how you account for
                 consideration or "in-store promotions" you give to customers, where you classify the costs in your statements of operations and the amounts recognized for each year presented. See EITF
                 01-9. Please also confirm that you do not receive any consideration from vendors in the form of a reduction of the price of products or services. If so, please include an accounting policy disclosure, to the extent applicable. See
                 EITF 02-16.

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Response 39.     The Company respectfully replies that when it says In-Store
                 Promotions it means handset and product pricing discounts designed to increase sales, and not subsidies from vendors.

Investment Securities, page F-7

Comment 40.      Please tell us the amount of investment securities held at
                 December 31, 2005, and where they are presented in your balance sheets and statements of cash flow. If you do not possess any investment securities, please confirm this in your response.

Response 40.     The Company owns shares of Vidyah, a privately-held company.
                 The Company paid $15,000 for 30,000 shares. To date, the Company has written off $15,000 of the investment and still owns 30,000 shares. The balance sheet contains a carrying amount of zero. The cash flow statements report a $7,500 unrealized loss in each of the two years presented.

Revenue Recognition, page F-8

Comment 41.      We refer you to the disclosure on page 16. Please tell us if you recognize revenue at the inception or at a later point in time for cellular contracts containing the right to refund activation commissions up to 180 days after contact signing.
                 Tell us why you recognize the entire amount of revenue in one period or over multiple periods, as applicable. To the extent that any amount of revenue is recognized prior to the 180 day threshold, please tell us how you determine customer acceptance, when customer acceptance provisions lapse and how you determine you have substantially completed your obligations to perform under the contract. See paragraph 3.b.
                 of SAB Topic 13A. Please include in your response the applicable accounting pronouncement(s) to support your conclusion. Please revise your disclosure to include your accounting policy for revenue arrangements where customer acceptance provisions preclude immediate recognition, as applicable.

Response 41.     The Company recognizes revenue from the activation of new
                 wireless customers and the sale of wireless handsets, airtime and accessories at the time of activation or sale.

                 Net revenues from wireless activations are recognized during the month the activation is performed. Allowances for charge backs, returns, discounts and doubtful accounts are provided when sales are recorded. Shipping and handling costs are included in cost of sales.

                 Although the Company's post-paid activations are subject to possible charge-back of commissions if a customer deactivates service within the allowable 180-day period after signing the contract, the Company still recognizes the activation in the period of the activation. It has set up a reserves for possible activation charge-backs. Based on SFAS No. 48, this is permitted if reliable estimates of the expected refunds can be made on a timely basis, the refunds are being made for a large pool of homogeneous items, there is sufficient company-specific historical basis upon which to estimate the refunds, and the amount of the commission specified in the agreement at the outset of the arrangement is fixed, other than the customer's right to request a refund.

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Comment 42.      Please tell us how you recognize activation and installation fees and other recurring fees for cellular, satellite TV or any existing service contracts. Also tell us if you receive trade-in allowances from vendors, the amount received in the periods presented and how you account for the allowances. In your response please include all relevant terms of the arrangements and cite any applicable accounting pronouncements that support your conclusions. Also, please confirm and disclose that you recognize product revenue upon receiving customer acceptance after products are delivered, as provided in SAB No. 104.

Response 42.     The Company's wholly-owned subsidiary, See World Satellites,
                 Inc. realizes revenue when it makes a sale within the store, completes a retail satellite receiver installation at the customers home and the customer signs a contract, or completes a retail service provider satellite receiver installation at the customers home and signs a contract. FTS Wireless recognizes revenue when a product (wireless handset or accessory) is sold. FTS Wireless recognizes commissionable revenue when a customer makes a purchase and signs a contract.

Comment 43.      Please tell us if you recognize revenue associated with the
                 American Connection LLC agreement on a gross or a net basis.
                 For example, tell us if you recognize revenue for the entire customer order for wireless service subscriptions and products sales submitted to American Connection or if you recognize the net amount retained by you, i.e., the commission paid by American Connection. If you record on a gross basis, please tell us why you act as a principal in the transaction and include the indicators of gross revenue reporting. See EITF
                 99-19. Also, please tell us if other agreements exist where you are paid a commission and may act as an agent in the transaction. Please revise your accounting policy to state your compliance with the Issue, as applicable.

Response 43.     The Company does not receive any revenue from American
                 Connections, LLC. They are no longer in business. Commissions for American Connections, LLC were recorded on a net basis.
                 Agreements do exist with other customers similar in nature to the American Connections set-up, always recorded on a net basis.

Impairment of Long Lived Assets, page F-8

Comment 44.      Please revise your policy to explain that goodwill and
                 indefinite lived intangible asset impairment is always assessed based upon a comparison of carrying value with fair value. Please confirm to us that your policies conform to the requirements of SFAS 142, notwithstanding the error in your policy note.

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Response 44.     The Company's policy note states that Goodwill and indefinite lived intangible asset impairment is always assessed based upon a comparison of carrying value with fair value.

Advertising Costs, page F-9

Comment 45.      Please disclose your advertising expenses or tell us where you have disclosed them. See SOP 93-7.

Response 45.     Advertising costs are expensed as incurred. Advertising
                 expense was $23,631 and $17,792 for the years ended December
                 31, 2005 and 2004 respectively. This information is disclosed on page F-9 of the Notes to the Financial Statements.

2. Property and Equipment, page F-11

Comment 46.      Please revise your table, or your policy note, to include the estimated useful lives for each fixed asset class.

Response 46.     The table has been revised to include the estimated useful lives for each fixed asset class.

3. Convertible Debt, page F-12

Comment 47.      Please list all outstanding issuances of debt, debentures, notes and lines of credit in a table that reconciles to your balance sheets and lists the following:

                  o     The general character of each issuance;
                  o     A brief indication of priority;
                  o     The effective rate of interest;
                  o The date of maturity, or, if maturing serially, a brief indication of serial maturities, such as `maturing serially from 2005 to 2010';
                  o If the payment of principal or interest is contingent, an indication of the contingency; and
                  o     A brief description of collateralization.
                  See Rule 5-02.22 of Regulation S-X. Also include a brief description of restrictive and compliance covenants and the status of compliance or default, as applicable, and a table that discloses the aggregate maturities for all long-term obligations for each of the five years following the most recent balance sheet date and thereafter. See paragraph 10 of SFAS No. 47.

Response 47. Outstanding issuances of debt, debentures, notes and lines of credit are in an Excel tabular format. The list is attached.

  Description              General character of issuance               Indication        Effective
                                                                       of priority     interest rate   Maturity Date
1 Debt                     Secured and Convertible-Issued 12/29/05
  (Selected Investors)     Original issue Discount of 21%
                           100 Class A Warrants for 100 C/shares
                           50 Class B Warrants for 100 C/shares
                           35,520,424 C/shares as inducement                Senior         8.33%           3/31/2007


2 Debentures               Secured and Convertible
  (Dutchess Eq. Fund)      (Paid in full 3/14/05)                           Senior           6%            2/14/2007


3 Note Payable             Short-term note payable
  (Dutchess Eq. Fund)      20% premium to the face value
                           Duthcess Private Equities Fund received
                           250,000 inducement shares.
                           (Paid in full 1/10/05)                         Unsecured         12%            12/27/2004
                                Principal Balance @ 12/31/04
                                Less:  Unamortized debt discount



4 Notes Payable            Related Party Notes Payable
  (Officers)               20% premium to the face value
                           Linda Ehlen-then CFO received 307,000
                           inducement shares.  Scott Gallageher-CEO
                           received 625,000 inducement shares.
                           (Paid in full 6/10/05)
                                Principal Balance @ 12/31/04
                                Less:  Unamortized debt discount         Subordinate        12%               N/A



5 Notes Payable            Related Party Notes Payable
  (Officer)                20% premium to the face value
                           Scott Gallagher-CFO received 1,000
                           inducement shares.                            Subordinate        12%               N/A
                           Short term unsecured advances                 Subordinate        12%               N/A



6 Notes Payable
  (Individuals)            Unrelated Party Notes to Individuals          Subordinate        12%               N/A

  Description              General character of issuance                 Contingency/payment
                                                                        of principal/interest    Collateralization
1 Debt                     Secured and Convertible-Issued 12/29/05
  (Selected Investors)     Original issue Discount of 21%
                           100 Class A Warrants for 100 C/shares                             All now owned and
                           50 Class B Warrants for 100 C/shares                              hereafter acquired
                           35,520,424 C/shares as inducement              None               assets of the debtor


2 Debentures               Secured and Convertible
  (Dutchess Eq. Fund)      (Paid in full 3/14/05)                         None                 Common Stock


3 Note Payable             Short-term note payable
  (Dutchess Eq. Fund)      20% premium to the face value
                           Duthcess Private Equities Fund received
                           250,000 inducement shares.
                           (Paid in full 1/10/05)                         None                   None
                                Principal Balance @ 12/31/04
                                Less:  Unamortized debt discount


4 Notes Payable            Related Party Notes Payable
  (Officers)               20% premium to the face value
                           Linda Ehlen-then CFO received 307,000
                           inducement shares.  Scott Gallageher-CEO
                           received 625,000 inducement shares.
                           (Paid in full 6/10/05)
                                Principal Balance @ 12/31/04
                                Less:  Unamortized debt discount           None                   None


5 Notes Payable            Related Party Notes Payable
  (Officer)                20% premium to the face value
                           Scott Gallagher-CFO received 1,000
                           inducement shares.                             None                   None
                           Short term unsecured advances                  None                   None


6 Notes Payable
  (Individuals)            Unrelated Party Notes to Individuals           None                   None

  Description              General character of issuance                 Net balance      Net balance
                                                                          12/31/2005       12/31/2004
                                                                              $                $
                                                                         -----------------------------
1 Debt                     Secured and Convertible-Issued 12/29/05
  (Selected Investors)     Original issue Discount of 21%
                           100 Class A Warrants for 100 C/shares
                           50 Class B Warrants for 100 C/shares
                           35,520,424 C/shares as inducement              1,213,049         0
                                                                          ---------------------------

2 Debentures               Secured and Convertible
  (Dutchess Eq. Fund)      (Paid in full 3/14/05)                              0           100,493
                                                                          ---------------------------

3 Note Payable             Short-term note payable
  (Dutchess Eq. Fund)      20% premium to the face value
                           Duthcess Private Equities Fund received
                           250,000 inducement shares.
                           (Paid in full 1/10/05)
                                Principal Balance @ 12/31/04                   0           240,000
                                Less:  Unamortized debt discount               0            0
                                                                          ---------------------------
                                                                                           240,000
                                                                          ---------------------------

4 Notes Payable            Related Party Notes Payable
  (Officers)               20% premium to the face value
                           Linda Ehlen-then CFO received 307,000
                           inducement shares.  Scott Gallageher-CEO
                           received 625,000 inducement shares.
                           (Paid in full 6/10/05)
                                Principal Balance @ 12/31/04                   0           161,682
                                Less:  Unamortized debt discount               0           (49,931)
                                                                          ---------------------------
                                                                               0           111,751
                                                                          ---------------------------

5 Notes Payable            Related Party Notes Payable
  (Officer)                20% premium to the face value
                           Scott Gallagher-CFO received 1,000
                           inducement shares.                                 77,600        0
                           Short term unsecured advances                       3,250        0
                                                                          ---------------------------
                                                                              80,850        0
                                                                          ---------------------------

6 Notes Payable
  (Individuals)            Unrelated Party Notes to Individuals                 0           37250
                                                                           ---------------------------
                                                                 TOTALS    1,290,649       489,494
                                                                           ===========================


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Comment 48.      Please tell us how you accounted for the issuance of stock and warrants with the convertible notes.

                 Issuance of Stocks and Notes with the Convertible Notes.

                 We accounted for the issuance of stocks and warrants under the convertible notes in line with the provisions of EITF 00-27 which states that when a debt instrument includes detachable instruments such as warrants and beneficial conversion option, the proceeds of issuance should be allocated to the convertible instrument and the detachable instruments in proportion to their relative fair market values. Accordingly, with the conversion factors provided in the Subscription Agreement document for the stock, warrants, their maturity dates, and our determination of the fair market values of the warrants using the Black-Scholes Calculator, we were able to allocate the net Convertible debt proceeds. Our working papers are reproduced hereunder:


a) ORIGINAL DISCOUNT RATE: 21%
b) TOTAL AMONT RAISED:                             $1,820,690
c) ACTUAL ISSUE PROCEEDS                           (1,440,000)
                                                   ----------
d) DISCOUNT (21%) THERON                              380,690
                                                   ----------


e) FMV CALCULATION FORMULA:


                   CONVERTIBLE NOTES PAYABLE * FMV OF WARRANTS
                  ---------------------------------------------
                             NOTES PAYABLE CONVERSION PRICE

f) CLASS A WARRANTS
                            1,820,691 * 0. 00910
                            ---------------------            =  414,207.00
                                    0.04

g) CLASS B WARRANTS
                              910,345 * 0.0029
                            -------------------              =  66,000.00
                                    0.04

h) INITIAL COMMON SHARES ISSUED AS INDUCEMENT.

                            35,520,424 @ $0..0239            =  848,938.00


i) ALLOCATION OF PROCEEDS BASED ON FMVs              FMVs         ALLOCATION
         CONVERTIBLE NOTES PAYABLE                1,820,690         832,359
         CLASS A WARRANTS                           414,207         189,362
         CLASS B WARRANTS                            66,000          30,173
         INITIAL COMMON STOCK                       848,938         388,106
                                                                    -------
                                                                 $1,440,000
                                                                  ---------


j) OUR CORRESPONDING JOURNAL ENTRIES WERE:

         DR CASH                                          1,440,000
         DR DISCOUNT ON NOTES PAYABLE                       380,690
         CR CONVERTIBLE NOTES PAYABLE (PLUS DISCOUNT)                  1,213,049
         CR ADDITIONAL PAID-IN CAPITAL (A WARRANTS)                      189,362
         CR ADDITIONAL PAID-IN CAPITAL (B WARRANTS)                       30,173
         CR ADDITIONAL PAIN-IN CAPITAL (INDUCEMENT STOCK)                388,106
                                                          ---------    ---------
                                                          1,820,690    1,820,690
                                                          =========    =========

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6. Notes Payable to Individuals, page F-13

Comment 49.     Please revise the footnote heading to indicate the notes are payable to a related party and revise the disclosure to include the disclosure requirements in paragraphs 2 through 4 of SFAS No. 57.

Response 49.    The Company has made the changes requested by the Staff.

11. Stock, page F-15

Comment 50.     Please revise your disclosure to specify the type of
                instrument - common shares, warrants, etc. - issued to the chief executive officer under the employment agreement dated
                November 15, 2005. See page F-17.

Response 50.    Restricted common shares were issued under the employment
                agreement.

12. Warrants and Options, page F-17

Comment 51.     Please tell us if the reduction in exercise prices of A and B warrants on September 28, 2005 was treated as a modification of these awards. If so, please tell us how you measured the incremental compensation cost and disclose the amounts and the period(s) of recognition. If not, please tell us how you concluded the reduction in exercise price was not a modification. See paragraph 51 of SFAS No. 123(R).

Response 51.    The class A and B warrants referred to herein for which a
                reduction in exercise price was made, were originally issued in accordance with the subscription agreement relating to the private placement closed during March, 2005. Since they were non-compensatory in nature, but rather a part of an equity financing instrument, the modification to exercise price is not subject to SFAS No. 123(R).

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Comment 52.     Please revise your disclosure to separately include the
                tabular information for warrants and options. See paragraphs
                A.240 and A.241 of SFAS 123(R).

Response 52.    The tabular information presented in Footnote 12 separately presents options and warrants. However, it was not clearly marked this way in the headings. Note 12 is revised to separate into subsection (a) for options and subsection (b) for warrants to more clearly mark the separation of this information.

Where to Find More Information About Us, page 45

Comment 53.     We note that you reference the old address of the Securities and Exchange Commission. Please revise to include our new address at 100 F Street, NE, Washington, D.C. 20549.

Response 53.    The Company has included the new address.

Recent Sales of Unregistered Securities, page 46

Comment 54.     Please provide all the information required by Item 701 of
                Regulation S-B. For instance, specify the date rather than the period during which the securities were sold for the various transactions listed. Also, please identify the persons or class of persons to whom you sold the securities. We note the December 31, 2004, March 4, 2005, and December 29, 2005 transactions as a few examples where further disclosure is needed.

Response 54.    The Company has provided the information requested by the Staff.

Exhibits

Comment 55.     Please file or incorporate by reference all material
                agreements. For instance, we note your employment agreement with Scott Gallagher as described on page 24, your agreement with Master Agent Wireless Channels, Inc. as described on page
                17, and the secured promissory note you issued to See World
                Satellites, Inc. as described on page 20. We also note the various transactions listed in your "Certain Relationships and Related Transactions" section on page 22. Please also list in the exhibit index the Form 8-K filed on January 5, 2006, which includes the agreements governing your class A and B warrants.

Response 55.    The Company has updated the exhibit index.

Exhibit 23.1 Consent of R.E. Bassie & Co., page 51

Comment 56.     Please include a consent for the use of the audit report
                issued by Withum, Smith & Brown, P.C.


Response 56.    The Company is actively working to receive a consent form
                Withum, Smith and Brown relating to our 2004 audited financial statements. The financial statements have not been changed since being filed. However, Withum, Smith and Brown has been very slow to respond to our request for a consent. The Company expects to have the required consent by the time the SB-2 is ready to be declared effective.


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Undertakings, page 51

Comment 57.     Please provide the complete undertakings as required by Item
                512(a) of Regulation S-B.


Response 57.    The Company has provided complete undertakings.

Form 8-K/A filed on March 3, 2006

See World Satellites, Inc. Statement of Operations, page 6

Comment 58.     Please tell us why the loss on disposal of assets is not
                included as part of income from operations. Please see paragraph 45 of SFAS 144. In your response provide us with a detailed description of the facts and circumstances of the asset disposition. Please revise the financial statements if necessary.

Response 58.    The Company included loss on disposal of assets as part of loss from continuing operations as presented. This is true of all other items on the income statement as there were no Other
                Comprehensive Income accounts.

Unaudited Pro-forma Consolidated Balance Sheet, page 13

Comment 59.     Please revise your consolidating balance sheets and statements of operations to reflect the historical balance sheets of FTS
                Group, Inc. and See World Satellites, Inc. and reflect all pro-forma adjustments in a separate column as of the end of the period presented. Include a footnote disclosure to explain the nature of each pro-forma adjustment.

Response 59.    Consolidated balance sheets and statements of operations have been revised to reflect historical balance sheets of FTS
                Group, Inc and See World Satellites. Footnote disclosures explaining the pro-forma adjustments have also been provided.

Unaudited Pro-forma Consolidated Statement of Operations, page 14

Comment 60.     Please explain why interest expense does not agree to the
                interest expense included in the audited historical financial statements. We note the consolidated balance sheet presents all previously outstanding debt and the addition of the $3.5 million promissory note.

Response 60.    The difference of $172,654 in the interest account reflects increased expense of additional funding in 2005 from diverse sources.

Comment 61.     Please include both primary and fully diluted earnings per share data for each period presented. See Rule 11-02(b)(7) of Regulation S-X.

Response 61. Primary and fully diluted earning per share data have been included for each period presented.

Unaudited Pro-forma Consolidated Statement of Operations, page 15

Comment 62.     Pro forma statements of operation should only be presented for the most recent interim and annual periods. In the future, including any amendments to the previously filed report on Form 8-K as well as in any pro forma financial statements that may be included with your registration statement, do not present pro forma statement of operations for the year ended
                December 31, 2004.

Response 62.    The Company notes the Staff's comment.

Form 10-KSB for the fiscal year ended December 31, 2005

Comment 63.     Where applicable, please revise to comply with the above
                comments.

Response 63.    The Company respectfully requests that it be allowed to comply with this comment once it has resolved and complied with the Staff's comments on the SB-2.

Form 10-QSB for fiscal quarter ended March 31, 2006

Comment 64.     Where applicable, please revise to comply with the above
                comments.

Response 64.    The Company respectfully requests that it be allowed to comply with this comment once it has resolved and complied with the Staff's comments on the SB-2.

Item 1. Financial Statements, page 1

Comment 65.     You are required to file the review report of your independent public accountant if you state the interim financial statements were reviewed. Please revise your financial statements to include the review opinion or remove the reference.

Response 65.    The Company respectfully requests that it be allowed to comply with this comment once it has resolved and complied with the Staff's comments on the SB-2.

Consolidated Balance Sheets, page 2

Comment 66.     We note that you have a $70,000 investment in a private entity as of the interim period. Revise the notes to your financial statements to provide disclosure about this investment as it appears that this is a significant change from the year end.
                At a minimum you should disclose the nature of the investment and the underlying entity, how you account for the investment and the fair value of the investment as of the balance sheet date.

Response 66.    Consolidated Balance Sheet, page 2-Revised due to
                reclassification of $70,000

                The $70,000 investment in a private entity was mislabeled. That amount represents the purchase of furniture and fixtures for three additional store locations, and is now included in fixed assets at the fair market value of the related acquisitions.

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Consolidated Statements of Cash Flows, page 4

Comment 67.     Please tell us how you present the acquisition of See World
                Satellites and your basis in U.S. GAAP. We would expect to see one line item in investing activities for the fair value of assets acquired less liabilities assumed as adjusted for shares issued and cash acquired.

Response 67.    The Company's basis in U.S. GAAP is to present in a
                supplementary schedule, any element that was not an actual outlay of cash. The cash outlay for this acquisition is shown as a line item in the investing activities section. The supplementary schedule for the balance of this transaction was inadvertently omitted and has now been added.

Notes to Consolidated Financial Statements, page 5

Note 2 Property and Equipment, page 9

Comment 68.     Tell us why there was a substantial increase in accumulated depreciation during the period. Tell us whether you have recorded acquired assets at their fair market value and whether you depreciate the acquired assets over the remainder of their useful life.

Response  68.   The substantial increase in accumulated depreciation was from the transfer of the assets and related accumulated depreciation of See World Satellites, Inc. from the 100% stock acquisition. The assets were recorded at book value, which approximated fair value at the acquisition date. The transferred assets are being depreciated over the remainder of their useful lives.

Note 10. See World Satellites, Inc. Acquisition, page 13

Comment 69.     Please disclose the reasons for the difference between
                disclosed purchase prices for See World Satellites. Paragraph
                1 of footnote 10 discloses $5.5 million in consideration paid.
                The tabular information discloses $6,018,798 in purchase price allocated to acquired assets and liabilities.

Response 69.    Additional amounts were due per contract addendums based on audited balance sheet figures and treated as an adjustment to the purchase price as follows:

Purchase price per original contract                           5,500,000

Assets to be retained by seller
     Cash                                        635,002
     Accounts Receivable                          85,758
Liabilities assumed by buyer                    (201,962)
                                     -------------------
                                                                 518,798
                                                               ----------

                                     Adjusted contract price   6,018,798
                                                               ==========

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Comment 70.     Please tell us your process for assigning the purchase price to acquired assets and liabilities assumed on the basis of their fair values. We note there are no adjustments to the historical See World Satellites financial statements. We also note that you have not identified any intangible assets apart from goodwill. Please tell us how you concluded that no value was assignable to intangible assets. In your response, please specifically include your consideration of Richard E. Miller's non-compete and consulting agreements, acquired retail lease agreements, the Echostar agreements and other material contracts, customer lists, trade names and other items, as applicable. See paragraphs 39 and A14 of SFAS No. 141.

Response 70.    The Company's process of assigning the purchase price to assets acquired and liabilities assumed is on the basis of their fair values, using the Purchase method, and in line with the provisions of SFAS 142, Goodwill and Other Intangible Assets.

                There is no separate non-compete agreement in place with Mr. Miller to assign value to. He remains as an employee of See World Satellites. We did not acquire any lease agreements we negotiated new agreements at market rates. EchoStar had only a month to month agreement with See World at closing. We negotiated a new contract to go effective August 1, 2006. Due to the nature of the business

Comment 71.     Please revise your financial statement to include the pro forma results of operations in the detail required by paragraph 58 of SFAS 141.


Response 71.    The Company respectfully submits that Paragraph 58 of SFAS 141 addresses less than 100% acquisitions. Since See World
                Satellites, Inc. was 100% acquired, paragraph 58 does not apply.


11. Related Party Transactions, page 14

Comment 72.     Please tell us how you determined that 500,000 preferred
                shares satisfies the requirement to issue $1 million worth of convertible preferred stock, as prescribed in the stock purchase agreement. In your response please include in your consideration that the agreement states "the value of the shares will be based on the closing price of the Purchaser's stock on the date of the Closing." The closing price of your common shares on January 3, 2006 was $0.04 per share.


Response 72.    The Company entered 500,000 in error. The Company actually issued 1,000,000 series B shares to Mr. Richard Miller. The shares are convertible into 25,000,000 restricted shares of FTS Group common shares. The series B is redeemable at $2 per shares at the Company's option. The conversion ratio is based upon the closing stock price on January 3rd, 2006.

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      If you have further questions or comments, please feel free to contact us.
We are happy to cooperate in any way we can.

                                       Regards,

                                       /s/ Amy M. Trombly
                                       ------------------------
                                       Amy M. Trombly
                                       Counsel for FTS Group, Inc.

cc: FTS Group, Inc.